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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)

XM SATELLITE RADIO HOLDINGS INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

983759-10-1

(CUSIP Number)

Jeffrey W. Richards
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2003 - June 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983759-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,672,853*

	8.	Shared Voting Power 148,152**

	9.	Sole Dispositive Power 6,672,853*

	10.	Shared Dispositive Power 148,152**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,005***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.4%****

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Special Equity III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 148,152**

	8.	Shared Voting Power 6,672,853*

	9.	Sole Dispositive Power 148,152**

	10.	Shared Dispositive Power 6,672,853*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,005***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.4%****

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Special Advisors Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,821,005***

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,821,005***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,005***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.4%****

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,821,005***

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,821,005***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,005***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.4%****

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 983795-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,821,005***

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,821,005***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,005***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.4%****

14.	Type of Reporting Person (See Instructions) OO

Key

Note: The calculations of the shares of Class A Common Stock which may be acquired upon the conversion of the shares of 8.25% Series C Convertible Redeemable Preferred Stock were as of March 31, 2003.

All other shares calculations were based on the data reported in Issuer's Report on Form 8-K filed with the Securities Exchange Commission on June 3, 2003 (the “Form 8-K”).

* This total of shares of Class A Common Stock $.01 par value (“Class A Stock”) of XM Satellite Radio Holdings Inc. (“Issuer”) includes the shares of Class A Stock of which Madison Dearborn Capital Partners III, L.P. (“MDCP”) or Madison Dearborn Special Equity III, L.P. (“MDSE”) may acquire beneficial ownership, sole or shared respectively, upon the conversion of 48,914 shares of 8.25% Series C Convertible Redeemable Preferred Stock (“Preferred Stock”) of the Issuer which MDCP purchased August 8, 2000. At this time, the 48,914 shares of Preferred Stock may be converted into 6,672,853 shares of Class A Stock.

** This total of shares of Class A Stock includes the shares of Class A Stock of which MDSE or MDCP may acquire, sole or shared respectively, beneficial ownership upon the conversion of 1,086 shares of Preferred Stock which MDSE purchased on August 8, 2000. At this time, the 1,086 shares of Preferred Stock may be converted into 148,152 shares of Class A Stock.

*** This total of shares of Class A Stock includes the Class A Stock of which MDCP, MDSE, Special Advisors Fund I, LLC (“Special Advisors”), Madison Dearborn III, L.P. (“MDP III”) and Madison Dearborn Partners,  LLC (“MDP” which collectively with MDCP, MDSE, Special Advisors and MDP III are the “Reporting Persons”) may acquire shared beneficial ownership upon the conversion of 50,000 shares of Preferred Stock held by MDCP and MDSE. At this time, the 50,000 shares of Preferred Stock may be converted into 6,821,005 shares of Class A Stock.

**** This value for a percentage of Class A Stock owned by Reporting Persons reflects the shares of Class A Stock which may be acquired by Reporting Persons upon the conversion of 50,000 shares of Preferred Stock held by MDCP and MDSE as Class A Stock owned by Reporting Persons and as a portion of the total number of shares of Class A Stock outstanding.

This Amendment No. 3 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 18, 2000, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 12, 2001 and Amendment No. 2 filed with the Securities and Exchange Commission on June 10, 2003.  The text of Items 4 and 5 are hereby amended to insert information reflecting the dispositions of Class A Stock by each of MDCP, MDSE and Special Advisors.

Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D (as previously amended).  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D (as previously amended).

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended to insert the following information:
MDCP disposed of 2,600,238 shares of Class A Stock, MDSE disposed of 57,737 shares of Class A Stock and Special Advisors disposed of 16,179 shares of Class A Stock.

Except as described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would results in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future.  The applicable Reporting Persons intend to vote their respective shares of Preferred Stock as each deems appropriate from time to time.  In determining from time to time whether to (i) sell their shares of Preferred Stock (and in what amounts) or to retain such shares, or (ii) sell or convert their Notes (or sell the shares of Class A Stock issued upon conversion of the Notes) ( and in what amounts) or to retain or not convert such Notes or shares, as applicable, the applicable Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended to insert the following information:
(a)	As of the date hereof, the Reporting Persons may beneficially own an aggregate of 6,821,005 shares of Class A Common Stock, or approximately 5.4% of the Class A Common Stock outstanding.
(b)

By virtue of their potential status as a “group” for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2003
MADISON DEARBORN PARTNERS, LLC

	By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: July 8, 2003

MADISON DEARBORN PARTNERS, LLC

	By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director

SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	//Paul J. Finnegan//
Name: Paul J. Finnegan
Its: Managing Director